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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  February, 2006

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40 F.     Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                             Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                             Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                             Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     NEUROCHEM INC.
February 16, 2006

                                     By: /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary

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[LOGO NEUROCHEM]                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
                                                   Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:


Lise Hebert, Ph.D.                                         Tel: 1-450-680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com


                  NEUROCHEM INC. ANNOUNCES EXERCISE OF WARRANT
                                BY PICCHIO PHARMA

LAVAL, CANADA, FEBRUARY 16, 2006 -- Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today that a subsidiary of Picchio Pharma Inc. (Picchio Pharma) has exercised a warrant previously issued under a February 2003 private placement and scheduled to expire on February 18, 2006, generating proceeds to Neurochem of approximately C$9.4 million and resulting in the issuance to Picchio Pharma of 1.2 million common shares from treasury.

Picchio Pharma Inc. is a joint venture company established between FMRC Trust (a trust of which Dr. Francesco Bellini is a beneficiary), and Power Technology Investment Corporation, a subsidiary of Power Corporation of Canada.

After taking into account the new shares issued, Picchio Pharma owns approximately 28.6% of the currently issued and outstanding common shares of Neurochem. On a fully diluted basis, Picchio Pharma, Power Technology Investment Corporation, FMRC Trust and parties related directly or indirectly to the foregoing, hold, in the aggregate, approximately 33% of the share capital of Neurochem.


About Neurochem

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of FDA Continuous Marketing Application Pilot 1 and Pilot 2 programs. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA amyloidosis was concluded in April 2005. The Company has completed its submission of a New Drug Application for Fibrillex(TM) that the FDA agreed in June 2005 to file and review. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

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TO CONTACT NEUROCHEM

FOR ADDITIONAL INFORMATION ON NEUROCHEM AND ITS DRUG DEVELOPMENT PROGRAMS, PLEASE CALL THE NORTH AMERICAN TOLL-FREE NUMBER 1 877 680-4500 OR VISIT OUR WEB SITE AT: WWW.NEUROCHEM.COM.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.